UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Lucid Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39408	85-0891392
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

7373 Gateway Boulevard Newark, CA		94560
(Address of Principal Executive Offices)		(Zip Code)

Olga Aulet-Leon
Director, ESG and Sustainability
510-648-3553
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended                   .

Items 1.01 and 1.02 – Conflict Minerals Disclosure and Report; Exhibit

A copy of Lucid Group, Inc.’s Conflict Minerals Report for the year ended December 31, 2023 is provided as Exhibit 1.01 hereto and is publicly available online at https://lucidmotors.com/legal.

Item 3.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LUCID GROUP, INC.

By:	/s/ Kevin Callanan
	Name:	Kevin Callanan
	Title:	Vice President, Supply Chain

Date:  May 23, 2024